Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 19

DATED MAY 18, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 19 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 19 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 18 dated May 6, 2005, Supplement No. 17 dated April 22, 2005, Supplement No. 16 dated April 18, 2005, Supplement No. 15 dated April 5, 2005, Supplement No. 14 dated March 28, 2005 and Supplement No. 13 dated March 18, 2005, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and March 18, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since May 6, 2005, the date of our last supplement, Supplement No. 18. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on these properties at a later date.

	Year	Date	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 05/01/05	No. of
Property	Built	Acquired	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **
Peoria Crossings - Phase II 9282 W. Northern Ave. Peoria, AZ	2004	05/11/05	4,714,000	14,776	100	2	Ulta Salon

The Gateway 100 South 450 West Salt Lake City, UT	2000	05/12/05	143,574,000	511,855	100	82	Dick's Sporting Goods Theater 2005

Lakepointe Towne Crossing 715 Hebron Parkway Lewisville, TX (1)	2002/ 2003	05/13/05	27,569,000	193,788	70	12	Ross Circuit City Sportmans Warehouse

CVS Drug Store 1040 SW 19th Street Moore, OK	2004	05/14/05	3,427,500	13,813	100	1	CVS Drug Store
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

The initial closing was for 135,025 gross leasable square feet and the physical occupancy represents the current occupancy of the entire shopping center as if we purchased it completely on May 13, 2005. The remaining 58,763 gross leasable square feet is expected to close at a later date when the tenants are occupying their space and their lease has commenced.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make this acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete this acquisition.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 05/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants**

Hewitt Associates 90, 98 & 100 Half Day Road 4 Overlook Point Lincolnshire, IL	1974 to 1996	220,660,000	1,161,686	100	1	Hewitt Associates, Inc.

New Forest Crossing Beltway South & Wallisville Road Houston, TX	2002/ 2003	18,300,000	143,428	99	11	Ross 99 Cent Only Store PETsMART Big Lots

Shops at 5 Exit 5 and Route 3 Plymouth, MA	2005	81,500,000	469,869	92	23	BJ's Wholesale Kohl's T.J. Maxx

Golfland Center 53 Boston Post Road Orange, CT (2)	1995	13,908,800	65,114	70	1	Best Buy

Maple Tree Plaza 100 Syracuse Street Willistown, VT (3)	2004/ 2005	102,332,400	507,615	77	36	Shaw's Supermarket

Kaiser Permanente 1900 Homestead Road & North Tantau Avenue Cupertino, CA	2004/ 2005	59,400,000	100,352	100	1	Kaiser Foundation Hospitals, Inc.

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(2)

The initial closing will be for 45,654 gross leasable square feet and the physical occupancy represents the current occupancy of the entire shopping center as if we purchased it completely. The remaining 19,460 gross leasable square feet is expected to close at a later date when the tenant is occupying their space and their lease has commenced.

(3)	The occupancy percentage does not include approximately 19,690 gross leasable square feet which have been leased to tenants whose leases have not yet commenced.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of May 16, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	63,916,782	639,167,822	66,392,554	572,775,268

Shares sold pursuant to our distribution reinvestment program	6,779,448	64,404,757	-	64,404,757

Shares repurchased pursuant to our share repurchase program	(267,734)	(2,476,538)	-	(2,476,538)

	320,428,496	3,201,016,055	328,472,369	2,872,543,686

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.